UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2021

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

EXHIBITS

Exhibit Number

1	Announcement dated April 21, 2021 in respect of Key Financial and Performance Indicators for the First Quarter of 2021.

2	Announcement dated April 21, 2021 in respect of Operational Statistics for March 2021.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	the Company’s ability to effectively sustain its growth and to achieve or enhance profitability;

•

changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory and tariff policies of the State Council of the PRC, the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications and 5G services;

•

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on the Company, its suppliers and other business partners;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and arrangements with China Tower Corporation Limited;

•	impact of the COVID-19 pandemic, a disease caused by a novel strain of coronavirus known as SARS-CoV-2, on the global economy, the PRC economy and the Company’s operations and financial performance;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

•

changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED (Registrant)

Date: April 22, 2021

By:	/s/ Yung Shun Loy Jacky
Name:	Yung Shun Loy Jacky
Title:	Company Secretary

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

中國聯合網絡通信(香港)股份有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Key Financial and Performance Indicators for the First Quarter of 2021

In the first quarter of 2021, the Group firmly implemented the strategy of focus, innovation and cooperation and accelerated the comprehensive digital transformation. It endeavoured to optimise the ecology of the industry and saw remarkable results in the network “co-build and co-share”. It further unleashed the power of the mixed-ownership reform and achieved growing momentum in operation and development. The Group continued to make solid strides on high-quality development.

The key unaudited financial data in the first quarter of 2021 were as follows:

—	Total service revenue amounted to RMB 73.924 billion, up by 8.2% year-on-year.

—	Mobile service revenue amounted to RMB 41.071 billion, up by 8.8% year-on-year.

—	Fixed-line service revenue amounted to RMB 32.301 billion, up by 8.1% year-on-year.

—	Industry Internet revenue amounted to RMB 14.408 billion, up by 25.9% year-on-year.

—

The profit attributable to the equity shareholders of the Company amounted to RMB 3.843 billion, up by 21.4% year-on-year. In the first quarter of last year, the profit attributable to the equity shareholders of the Company decreased by 13.9% year-on-year mainly due to, among others, the impact of the COVID-19 pandemic.

To enable shareholders, investors and the general public to better appraise the operational performance of the Group, the board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key financial and performance indicators of the Group for the first quarter of 2021.

Financial Data (Extracted from financial records prepared in accordance with International Financial Reporting Standards and Hong Kong Financial Reporting Standards)

Unit: RMB millions

	For the three months ended 31 March
	2021	2020
Total service revenue	73,924	68,307
Sales of telecommunications products	8,348	5,517

Revenue	82,272	73,824
Interconnection charges	(2,558)	(2,309)
Depreciation and amortisation	(20,558)	(20,208)
Network, operation and support expenses	(12,370)	(10,905)
Employee benefit expenses	(15,279)	(13,352)
Costs of telecommunications products sold	(7,912)	(5,319)
Selling and marketing expenses	(7,785)	(7,689)
General, administrative and other operating expenses	(12,731)	(10,689)
Finance costs	(186)	(437)
Interest income	236	312
Share of net profit of associates	630	348
Share of net profit of joint ventures	308	139
Other income – net	648	389

Profit before income tax	4,715	4,104
Income tax expenses	(852)	(922)

Profit for the period	3,863	3,182

Profit attributable to:
Equity shareholders of the Company	3,843	3,166

Non-controlling interests	20	16

	As at 31 March 2021	As at 31 December 2020
Total assets	567,504	580,616
Total liabilities	235,853	253,096

Total equity	331,651	327,520

Business Data

	As at 31 March 2021/ For the period from 1 January 2021 to 31 March 2021	As at 31 December 2020/ For the period from 1 October 2020 to 31 December 2020
Mobile billing subscribers (Million)	309.293	305.811
Net addition/(loss) of mobile billing subscribers (Million)	3.482	(3.371)
5G package subscribers (Million)	91.852	70.830
Net addition of 5G package subscribers (Million)	21.022	N/A
Mobile handset data traffic (Billion MB)	10,763.5	9,563.7
Fixed-line broadband subscribers (Million)	88.127	86.095
Net addition/(loss) of fixed-line broadband subscribers (Million)	2.032	(0.463)
Fixed-line local access subscribers (Million)	47.267	47.339
Net loss of fixed-line local access subscribers (Million)	(0.072)	(0.895)

In the first quarter of 2021, the Group firmly implemented the strategy of focus, innovation and cooperation and accelerated the comprehensive digital transformation. It endeavoured to optimise the ecology of the industry and saw remarkable results in the network “co-build and co-share”. It further unleashed the power of the mixed-ownership reform and achieved growing momentum in operation and development. The Group continued to make solid strides on high-quality development. In the first quarter of 2021, the Group’s total service revenue amounted to RMB 73.924 billion, up by 8.2% year-on-year. The Group’s EBITDA1 amounted to RMB 23.64 billion, up by 0.3% year-on-year. EBITDA as a percentage of service revenue was 32.0%. The profit attributable to the equity shareholders of the Company amounted to RMB 3.843 billion, up by 21.4% year-on-year. In the first quarter of last year, the profit attributable to the equity shareholders of the Company decreased by 13.9% year-on-year mainly due to, among others, the impact of the COVID-19 pandemic.

In mobile business, the Group actively participated in creating positive industry dynamics, advocating rational competition and sustainable development. It drove consumption upgrade through 5G innovative applications and content, leveraged privileges and financial instruments to improve product value while strengthening pan-integration service. It continued to strengthen digital transformation and innovative differentiated operations, and leveraged Big Data analytics to power target marketing and retention management. At the same time, it developed differentiated edges in 5G+ industry vertical applications, focusing on key areas such as industrial Internet, smart city and medical and healthcare, etc. Our 5G network achieved coverage in urban areas of all cities nationwide, affluent counties and indoor coverage of major premises, with industry-leading 5G network speed and network quality comparable with the leading operator. In the first quarter of 2021, mobile billing subscribers registered a net addition of 3.48 million, reaching a total of 309.29 million. 5G package subscribers increased by 21.02 million to 91.85 million, effectively driving mobile billing subscriber ARPU to increase by 11.5% year-on-year to RMB 44.6. Mobile service revenue amounted to RMB 41.071 billion, up by 8.8% year-on-year.

In fixed-line broadband business, the Group leveraged the differentiated advantages of broadband quality and content to strengthen integrated operations, achieving steady growth in the fixed-line broadband services. In Northern China, the Group highlighted its broadband quality and service leadership to maintain its business scale. In Southern China, the Group continued to step up cooperation, activated broadband port resources and improved its operating system. Focusing on household market, it strengthened value-oriented operation for household users through bundling of smart home products, video and privileges. Its precision marketing and retention management were also powered up with Big Data analytics. In the first quarter of 2021, fixed-line broadband subscribers registered a net addition of 2.03 million, reaching a total of 88.13 million. Fixed-line broadband access revenue amounted to RMB 10.905 billion, up by 1.1% year-on-year.

In innovative businesses, the Group firmly seized the development opportunities of digital industrialisation and industry digitisation. Focusing on key areas such as smart city, digital government and industrial Internet, the Group promoted the integrated marketing model of “cloud + smart networks + smart applications” combining the capabilities of cloud, Big Data, IoT, artificial intelligence, security and blockchain to progressively develop application products in depth in key industries. The research and development, promotion and operation capabilities of the Group’s proprietary products steadily improved, empowering the digital transformation of government and enterprise customers. In the first quarter of 2021, revenue from industry Internet business amounted to RMB 14.408 billion, up by 25.9% year-on-year. Driven by the rapid growth of the innovative businesses, the Group’s fixed-line service revenue reached RMB 32.301 billion, up by 8.1% year-on-year.

In the first quarter of 2021, interconnection charges increased by RMB 249 million year-on-year and interconnection revenue increased by RMB 405 million year-on-year mainly due to the increase in interconnection traffic. Network, operation and support expenses increased by 13.4% year-on-year mainly due to growth in the rental of premises and equipment and charges for energy as a result of network and business scale expansion. The Group continued to deepen the reform of incentive systems and strengthen performance-linked incentives while at the same time stepping up recruitment of innovative talents to boost new energy for innovative development. Employee benefit expenses increased by 14.4% year-on-year. The costs of telecommunications products sold increased by 48.7% year-on-year mainly due to higher sales of telecommunications products. General, administrative and other operating expenses increased by 19.1% year-on-year mainly due to the rapid growth of ICT services leading to an increase of the related service costs and the increased investment in technical support for innovative businesses.

Going forward, the Group will firmly grasp the key opportunities for the scale development of 5G, continue to deeply implement the strategy of focus, innovation and cooperation, accelerate the comprehensive digital transformation and focus on shaping the “Five-high” new development edges with high-quality service, high-quality development, highly effective governance, high-tech engine and high-vitality operation. The Group will also adhere to win-win cooperation, actively drive innovation, ignite organisational vibrancy and continuously promote development transformation and upgrade. It will comprehensively improve quality of growth and operational efficiency, in order to create greater value for shareholders, customers and society.

Caution Statement

The Board wishes to remind shareholders of the Company and investors that the above financial and business data are based on the Group’s internal records and management accounts and have not been reviewed or audited by the auditors. The Company’s shareholders and investors are cautioned not to unduly rely on such data. In the meantime, the Company’s shareholders and investors are advised to exercise caution in dealing in the securities of the Company.

By order of the Board
China Unicom (Hong Kong) Limited Wang Xiaochu
Chairman and Chief Executive Officer

Hong Kong, 21 April 2021

Note 1: EBITDA represents profit for the period before finance costs, interest income, share of net profit of associates, share of net profit of joint ventures, other income-net, income tax expenses, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Company. However, it is a non-GAAP financial measure which does not have a standardised meaning and therefore may not be comparable to similar measures presented by other companies.

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Wang Xiaochu, Chen Zhongyue, Li Fushen, Zhu Kebing and Fan Yunjun

Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny

Exhibit 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONK KONG) LIMITED

中國聯合網絡通信(香港)股份有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Operational Statistics for March 2021

The board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”) discloses the operational statistics of the Company and its subsidiaries (collectively the “Group”) for the month of March 2021.

Operational statistics for the month of March 2021 were as follows:

March 2021
MOBILE BUSINESS:

Aggregate Number of Mobile Billing Subscribers	309.293 million
Net Addition of Mobile Billing Subscribers for the Month	2.957 million
Cumulative Net Addition of Mobile Billing Subscribers for the Year	3.482 million

Aggregate Number of 5G Package Subscribers	91.852 million
Net Addition of 5G Package Subscribers for the Month	7.309 million
Cumulative Net Addition of 5G Package Subscribers for the Year	21.022 million

FIXED-LINE BUSINESS:

Aggregate Number of Fixed-Line Broadband Subscribers	88.127 million
Net Addition of Fixed-Line Broadband Subscribers for the Month	0.964 million
Cumulative Net Addition of Fixed-Line Broadband Subscribers for the Year	2.032 million

Aggregate Number of Local Access Subscribers	47.267 million
Net Loss of Local Access Subscribers for the Month	(0.030) million
Cumulative Net Loss of Local Access Subscribers for the Year	(0.072) million

1

Caution Statement

The Board wishes to remind investors that the above operational statistics for the month of March 2021 were based on the Group’s internal records. Investors are cautioned not to unduly rely on such statistics. In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board CHINA UNICOM (HONG KONG) LIMITED YUNG SHUN LOY JACKY Company Secretary

Hong Kong, 21 April 2021

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Wang Xiaochu, Chen Zhongyue, Li Fushen, Zhu Kebing and Fan Yunjun
Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny

2